CONFORMED
                                                                       ---------

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                         For the month of July 25, 2007

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Industrias Bachoco, S.A.B. de C.V.
                                                         (Registrant)



      Date: July 26, 2007               By /s/ Daniel Salazar Ferrer, CFO
                                           ------------------------------

                                            Second Quarter 2007 Results | Page 1

            Industrias Bachoco Announces Second Quarter 2007 Results

Celaya, Gto., Mexico, - July 26, 2007 - Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco B), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the quarter ended June 30, 2007. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of June 30, 2007.

Highlights:

      o Sales of Ps. 4,693.9 million were the highest recorded in a single quarter in Bachoco's history, increasing 24.1% above the same period last year.

      o     Gross margin for the quarter was 23.1%, compared to 21.4% in 2Q06

      o EBITDA for the second quarter 2007 was Ps. 677.1 million, 53.2% higher than 442.1 reached in the same period 2006. EBITDA margin for the second quarter was 14.4%

      o Bachoco's EPS reached Ps. 0.77 (US$0.86 per ADS) for the quarter, compared to EPS of Ps. 0.54 (US$0.60 per ADS) in the same period last year

CEO's Comments:

Cristobal Mondragon, CEO of Bachoco, stated, "Our record sales and strong EBITDA margin increase for the second quarter were supported by favorable market conditions and our operating efficiencies.

"The integration of the two acquisitions announced in the first quarter of the year is progressing in line with our expectations, and should be completed in the coming months.

"Our financial condition remains healthy and CAPEX continues to be financed entirely with internal resources."

                                            Second Quarter 2007 Results | Page 2

                           SECOND QUARTER 2007 RESULTS
================================================================================

Net Sales

Net sales for the quarter reached Ps. 4,693.9 million, 24.1% above the Ps. 3,780.9 million reported in 2Q06. This growth was driven by an increase of 26.8% in chicken sales, 21.0% in table eggs sales, 22.4% in swine sales, and 6.6% in balanced feed sales.

     ----------------------------------------------------------------------
     Net Sales by Product Line                             2Q07        2Q06
                                                              %           %
     ----------------------------------------------------------------------
     CHICKEN                                               79.1        77.5
     ----------------------------------------------------------------------
     EGGS                                                   8.3         8.5
     ----------------------------------------------------------------------
     BALANCED FEED                                          8.2         9.5
     ----------------------------------------------------------------------
     SWINE AND OTHER LINES                                  4.4         4.5
     ----------------------------------------------------------------------
     TOTAL COMPANY                                        100.0       100.0
     ----------------------------------------------------------------------

Operating Results

Bachoco's second quarter gross margin reached 23.1%, compared to 21.4% in 2Q06. This increase reflects price increases across our product lines, which helped compensate for a 21.5% increase in cost of sales. The Company's operating margin of 11.6% compares favorably to 8.3% for the same quarter in 2006. EBITDA for the quarter reached Ps. 677.1 million.

Taxes

The Company recognized Ps. 130.6 million in taxes during the quarter.

Net Income

Net income for 2Q07 was Ps. 464.5 million, or Ps. 0.77 per share (US$0.86 per ADS), compared to net income of Ps.321.0 million, or Ps.0.54 per share (US$0.60 per ADS) reported in the same period of 2006.

                                            Second Quarter 2007 Results | Page 3

                           RESULTS BY BUSINESS SEGMENT
================================================================================

Chicken

Sales grew 26.8% during 2Q07 as a result of a 10.6% volume increase and a 14.7% price increase compared to 2Q06. Prices increased primarily due to a stronger chicken market, while volume increased as a result of the integration of the new operations and added production capacity.

Table Eggs

Sales of table eggs increased by 21.0% with volume rising 5.6% and prices growing 14.6% from the same quarter last year.

Balanced Feed

Sales of balanced feed increased 6.6% from second quarter 2006. The increase in sales was primarily due to an 18.1% price increase, which was partially offset by a 9.8% decrease in volume.

Swine and Other Lines

Sales of swine and other lines increased 22.3% in the quarter. This increase stems from a 33.1% increase in swine volume along with the integration of turkey and beef business lines. Sales were partially offset by an 8.0% decline in swine prices.

                                            Second Quarter 2007 Results | Page 4

                                 HALF YEAR 2007
================================================================================

Net Sales

Net sales for the first six months reached Ps. 8,640.2 million, compared to Ps. 7,390.6 million reported in the same period of 2006, representing an increase of 16.9%. This was due to a 16.7% increase in chicken sales, 24.9% increase in table eggs, 9.7% increase in balanced feed and 19.7% increase in swine and other lines.

     ---------------------------------------------------------------------------
     Net Sales by Product Line               Six Months 2007     Six Months 2006
                                                           %                   %
     ---------------------------------------------------------------------------
     CHICKEN                                           77.78              77.94
     ---------------------------------------------------------------------------
     EGGS                                               9.35               8.75
     ---------------------------------------------------------------------------
     BALANCED FEED                                      8.31               8.85
     ---------------------------------------------------------------------------
     SWINE AND OTHER LINES                              4.56               4.46
     ---------------------------------------------------------------------------
     TOTAL COMPANY                                    100.00%            100.00%
     ---------------------------------------------------------------------------

Operating Results

Bachoco's gross margin reached 21.0% during the first half of the year, slightly below the 21.3% gross margin reported in the same period of 2006, primarily due to a 17.3% increase in cost of sales. Bachoco's operating margin of 8.8% compares favorably to the 7.9% margin in the same period of 2006. EBITDA for the period reached Ps. 1,033.8 million.

Taxes

The Company recognized Ps.209.4 million in taxes during the first six months of the year.

Net Income

Net income for the six months ended June 30, 2007 totaled Ps. 705.7 million. Earnings per share increased to Ps. 1.18, ($1.31 per ADS) above the Ps. 0.93 ($1.03 per ADS) reported for the same period last year.

Balance Sheet

The Company maintained a healthy financial structure at the end of the period. Liquidity remained solid with cash and cash equivalents of Ps. 3,373.4 million as of June 30, 2007. Debt was Ps. 119.1 million as of June 30, 2007.

Capex during the six-month period of Ps. 278.0 million was entirely financed entirely through internal cash flow generation.

                                            Second Quarter 2007 Results | Page 5

Company Description

Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) was founded by the Robinson Bours family in 1952, in the state of Sonora. Since then, it has grown into the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in seven complexes throughout the country. Bachoco's main business lines are chicken, eggs, and swine, and the Company is also an important player in the balanced feed industry in Mexico. The Company's headquarters are based in Celaya, Guanajuato, located in Mexico's central region.

Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) under the ticker symbol Bachoco B, and on the New York Stock Exchange (NYSE) under the ticker symbol IBA.

The Company posted net sales of U.S. $1.39 billion for 2006, divided among the Company's four main product lines as follows: 77.6% chicken, 9.2% table eggs, 9.0% balanced feed, and 4.2% swine and other lines.

For    more     information,     please    visit     Bachoco's     website    at
http://www.bachoco.com.mx.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand,
industry  competition,   environmental  risks,  economic  and  financial  market
conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

                                            Second Quarter 2007 Results | Page 6

================================================================================
               INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
                   Condensed Consolidated Statements of Income
      (millions of constant pesos as of June 30, 2007, and millions of U.S.
                         dollars, except per share data)

                                -----------------------------------        -------------------------------
                                         Second Quarter                           SIX MONTHS ENDED
                                -----------------------------------        -------------------------------
                                June 30      June 30       June 30         June 30    June 30    June 30
                                2007 (1)       2007          2006          2007(1)      2007       2006
-------------------------------------------------------------------        -------------------------------
Net Sales                        US 435     Ps. 4,694     Ps. 3,781         US 801   Ps. 8,640   Ps. 7,391
Cost of Sales                       334         3,608         2,970            633       6,825       5,816
                                -----------------------------------        -------------------------------
Gross Profit                        101         1,086           811            168       1,815       1,574
Selling, general and
 administrative expenses             50           544           498             98       1,052         987
                                -----------------------------------        -------------------------------
Operating Income                     50           542           313             71         763         588
Comprehensive Financing Cost
 (income)
Interest Expense (Income)            (4)          (47)          (36)           (10)       (113)        (74)
Foreign Exchange Loss (gain)          2            17           (46)             1           6         (57)
Gain from Monetary Position          (1)           (7)           (3)             1          12          12
                                -----------------------------------        -------------------------------
Total Comprehensive Financing
 Cost (income)                       (3)          (37)          (85)            (9)        (96)       (119)
Other Income Net                      1            16             2              5          59         (12)
Income before Provisions for
 Income
                                -----------------------------------        -------------------------------
Tax, Employee Profit Sharing
 and Minoritary
Interest                             55           595           399             85         917         694

Provisions for:
 Income Tax, Asset Tax               (2)          (23)          (65)            (7)        (72)       (148)
 Deferred Income Taxes              (10)         (108)          (13)           (13)       (138)         10
                                -----------------------------------        -------------------------------
Income before Minority Interest      43           465           321             66         708         556
Minority Interest                    (0)           (0)           (0)            (0)         (2)         (1)
                                -----------------------------------        -------------------------------
Net Income                           43           465           321             65         706         555

Weighted Average Shares
 Outstanding (Thousand)         600,000       600,000       599,490        600,000     600,000     599,286
Net Income per Share               0.86          0.77          0.54           1.31        1.18        0.93
Dividend per Share                 0.22          0.20          0.20           0.22        0.20        0.20
----------------------------------------------------------------------------------------------------------

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.7901 per U.S. dollar, the noon buying rate at June 30, 2007.
--------------------------------------------------------------------------------

                                            Second Quarter 2007 Results | Page 7

               INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
 (millions of constant pesos as of June 30, 2007, and millions of U.S. dollars)

                                       -----------------------------------------
                                       June 30        June 30        Dec. 31
                                       2007 (1)         2007           2006
--------------------------------------------------------------------------------
ASSETS
Current Assets:
 Cash and Cash Equivalents               US 313      Ps. 3,373      Ps. 3,479
 Accounts Receivable less
  Allowance for Doubtful
 Accounts                                    54            587            524
 Inventories                                345          3,721          2,748
 Other Current Assets                        31            330            378
Total Current Assets                        742          8,011          7,128
 Net Property, Plant and
  Equipment                                 883          9,528          9,585
 Other Non Current Assets                    34            366            330
Total Non Current Assets                    917          9,894          9,915
TOTAL ASSETS                              1,659         17,905         17,044
                                       -----------------------------------------

LIABILITIES
Current Liabilities:
 Notes Payable to Banks                       5             59              9
 Trade Accounts Payable                      76            822            825
 Other Accrued Liabilities                   52            556            291
Total Current Liabilities                   133          1,436          1,126
Long-Term Debt                                6             60             34
Labor Obligations                             4             43             77
Deferred Income Taxes and
 Others                                     210          2,267          2,118
Total Long-Term Liabilities                 220          2,370          2,229
TOTAL LIABILITIES                           353          3,806          3,355
                                       -----------------------------------------

STOCKHOLDERS' EQUITY
 Capital stock                              205          2,210          2,228
Premium in Public Offering of
 Shares                                      59            639            722
 Retained Earnings                        1,407         15,186         18,323
 Net Income for the Year                     65            706            880
 Deficit from Restatement of
  Stockholders' Equity                     (329)        (3,552)        (3,644)
Reserve for Repurchase of
 Shares                                      22            236            155
 Minimum Seniority Premium
  Liability Adjustment                        -              -             (1)
 Effect of Deferred Income
  Taxes                                    (127)        (1,372)        (5,018)
Total Majority Stockholder's
 Equity                                   1,302         14,054         13,645
Minority Interest                             4             45             44
TOTAL STOCKHOLDERS' EQUITY                1,307         14,099         13,689

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                     1,659         17,905         17,044
--------------------------------------------------------------------------------
(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.7901 per U.S. dollar, the noon buying rate at June 30, 2007.
--------------------------------------------------------------------------------

                                            Second Quarter 2007 Results | Page 8

               INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
       Condensed Consolidated Statements of Changes in Financial Position (millions of constant pesos as of June 30, 2007, and millions of U.S. dollars)

                                         ---------------------------------------
                                         June 30      June 30       Dec. 31
                                         2007(1)        2007          2006
--------------------------------------------------------------------------------
Operating Activities:
 Net Income                              US$ 66       Ps. 708       Ps. 556
 Adjustments to Reconcile Net
  Income to Resources
Provided by Operating
 Activities:
Depreciation and Others                      25           269           258
Changes in Operating Assets and
 Liabilities                                (41)         (441)          150
Deferred Income Taxes                        12           126            65
Resources Provided by Operating
 Activities                                  61           662         1,029
                                         ---------------------------------------

Financing Activities:
 Increase of Capital Stock                   (0)           (0)            0
 Proceeds from Long-term Debt                --            --            --
 Proceeds from Short-term Debt                4            40            44
 Repayment of Long-term Debt
  and Notes Payable                          (0)           (5)          (69)
 Decrease in Long-term Debt in
  Constant Pesos                              0             5            (1)
 Cash Dividends Paid                         --            --          (367)
Resources Provided by (Used in)
 Financing Activities                         4            40          (392)
                                         ---------------------------------------

Investing Activities:
 Acquisition of Property, Plant
  and Equipment                             (26)         (278)         (402)
 Minority Interest                            0             0             1
 Others                                     (55)         (594)          (38)
Resources Used in Investing
 Activities                                 (81)         (872)         (439)
                                         ---------------------------------------

Net (Decrease) Increase in Cash
 and Cash
Equivalents                                 (16)         (170)          198
                                         ---------------------------------------

Cash and Cash Equivalents at
 Beginning of Period                        328         3,543         3,315

Cash and Cash Equivalents
 at End of Period                       US$ 313     Ps. 3,373     Ps. 3,513
--------------------------------------------------------------------------------
(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.7901 per U.S. dollar, the noon buying rate at June 30, 2007.
--------------------------------------------------------------------------------